Exhibit 99.5


                                CONSENT OF EXPERT

     We hereby consent to the reliance in this Annual Report on Form 40-F of Banro Corporation of our report "NI-43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" dated February 2005. We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

SRK CONSULTING


By:/s/  Martin Pittuck
   ------------------------------------------
Name:  Martin Pittuck
Title  Principal Resource Geologist
Date:  March  30, 2006